

SEC\

19008781

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 41437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2018___ AND ENDING ___12/31/2018___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lowell & Company Inc**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4021 84th St Suite 100
(No. and Street)

Lubbock   **Texas**   **79423**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

...lliam H Lowell   **806-747-2644**
                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., PC
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____William H Lowell_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____Lowell & Company Inc._____ , as of _____DECEMBER 31_____ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Subscribed and sworn
to before me
this _28_ day of _FEBRUARY_
2019

_____
Notary Public

_____
President
Title

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [X] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5 .

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lowell & Company Inc.

Financial Statements

As of

December 31, 2018

And

For the years then ended

And

Independent Auditor's Report

And

Supplementary Information

And

Additional Reports and Related Information

LOWELL & COMPANY, INC.

TABLE OF CONTENTS

DECEMBER 31, 2018



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Lowell & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lowell & Company, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lowell & Company, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lowell & Company, Inc.'s management. Our responsibility is to express an opinion on Lowell & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Lowell & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial tatements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Lowell & Company, Inc.'s financial statements. The supplemental information is the responsibility of Lowell & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC

We have served as Lowell & Company, Inc.'s auditor since 2011.
Dallas, Texas
February 28, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas ▌ Keller

LOWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$	55,650
Cash Deposit with Clearing Broker		25,120
Accounts Receivable - Trade		54,538
Employee Receivables		40,923
Property, net of Accumulated Depreciation (Note 5)		
Total Assets	$	176,231

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued commissions	$	65,190
Total Liabilities		65,190

Stockholder's Equity

Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in-capital	171,573
Accumulated deficit	(61,532)
Total Stockholder's Equity	111,041
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $	176,231

LOWELL & COMPANY, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE

Commission Fees	$	787,051
Investment Advisory Fees		690,639
Due Dilligence Fees		24,382
Interest Income		5,587
Other		3,232
Total Revenue		1,510,891

EXPENSES

Brokerage and Clearance	44,672
Commissions, Salaries and Payroll	698,901
Interest	26
Communications and Data Processing	5,331
Management Fees (Note 8)	611,655
General and Administrative	165,391
Total Expenses	1,525,976

LOSS BEFORE PROVISION FOR TAX		(15,085)
State Tax Provision		4,815
NET LOSS	$	(19,900)

LOWELL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

8FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2018	$ 1,000	$ 171,573	$ (41,632)	$ 130,941
Net Loss			(19,900)	(19,900)
Balance, December 31, 2018	$ 1,000	$ 171,573	$ (61,532)	$ 111,041

LOWELL & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (19,900)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:	
Depreciation	
Changes in operating assets and liabilities:	
Increase in clearing deposit	(120)
Decrease in accounts receivable	18,852
Decrease in employee receivables	13,000
Decrease in accounts payable and accrued expenses	88
Increase in commissions payable	15,530
Total Adjustments	47,350
Net Cash Provided by Operating Activities	27,450
NET INCREASE IN CASH AND CASH EQUIVALENTS	27,450
Beginning of Year	28,201
End of Year	$ 55,650

SUPPLEMENTAL CASH FLOW DISCLOSURES

State Income Taxes Paid	$ 4,692

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Lowell & Company, Inc. (the "Company') was organized as a Texas Corporation on April 18, 1989. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and various states and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company also operates as Lowell Asset Management and provides asset management services to institutional and individual clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued a new accounting standard on revenue recognition, Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).

The core principle of the revised revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services.

To apply the proposed revenue recognition standard, ASU No. 2014-09 states that an entity should follow five steps: (1) Identify the contract(s) with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract, and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not materially change as a result of implementing Topic 606.

Performance Obligations: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis. Control of the trade execution performance obligation transfers on the trade date. On the trade date, the customer has obtained control of the service in that it can direct the use of and obtain substantially all of the remaining benefits from the asset that comes from the trade-execution performance obligation. The portion of the transaction price allocated to the trade execution performance obligation is recognized as revenue on that date.

Investment Advisory Income

Investment advisory fees for managing clients' accounts and private placement fees are received as compensation monthly or quarterly in arrears, are computed based upon the market value of the assets under management for each account, and are recognized when earned.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals. On the trade date, the customer has obtained control of the service in that it can direct the use of and obtain substantially all of the remaining benefits from the asset that comes from the trade-execution performance obligation. The portion of the transaction price allocated to the trade execution performance obligation is recognized as revenue on that date.

Cash Equivalents

Cash and cash equivalents in the accompanying statement of financial condition represent assets with maturities of 90 days or less for purposes of the statement of cash flows.

Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued commissions are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2018.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $25,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Property

Property is recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight line method based on estimated useful lives. The amortization of leasehold improvements is based on the shorter of the lease term or the life of the improvement. Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Tax

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member. The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2018, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $69,919, which was $64,919, in excess of its required net capital of $5,000. The Company's net capital ratio was 93.24 to 1 for December 31, 2018.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2018, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. PROPERTY

As of December 31, 2018, property is comprised of the following:

Computers and Equipment	$	43,188
Furniture and Fixtures		18,604
Leasehold Improvements		6,324
Total		68,116
Less:		
Accumulated Depreciation		68,116
Net Property	$	Nil

6. **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2018, the Company had no major customers.

As discussed in Note 1, certain of the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

7. **COMMITMENTS AND CONTINGENCIES**

Litigation

As of December 31, 2018, the Company is involved in a FINRA arbitration whereas a Claimant alleges that Lowell & Company, Inc. is liable for gross negligence, breach of fiduciary duty, and violation of the Texas State Securities Act and Texas Consumer Protection Act for hiring and failing to supervise a registered representative. This matter is in the early stages of litigation. The Claim is expected to be contested. There is not sufficient information to evaluate the likelihood of an unfavorable outcome or to estimate a range of any potential loss. The Company maintains E&O insurance and has a deductible of $150,000 for these matters. To date, the Company has incurred approximately $25,000 in legal fees related to this matter.

8. **RELATED PARTY TRANSACTIONS**

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (the "Agreement") effective January 01, 2014, the Parent provides the Company with consulting & general administrative services. Standard minimum monthly fees for such services are $100,000 but the Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement

states that all monthly fees waived are not to be payable, and may not be added to future assessments. The total management fees incurred and paid under this agreement during 2018 totaled $611,655. The Agreement was not consummated on terms equivalent to arms-length transactions.

9. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2018, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

10. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the company's financial position or results of operations.

11. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 28, 2019, the date the financial statements were ready to file.

A Continuation of Membership Application ("CMA") has been filed in anticipation of future merger. The Company expects this merger to be finalized in 2019. This has no effect on the financials or general operations in the interim period.

LOWELL & COMPANY, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

NET CAPITAL

Total Balance Sheet Equity	$	111,041
Subordinated Debt		
(Non-conforming capital)		
Total Equity:	$	111,041
(non-Allowable Assets)		41,122
(Other Deductions)A/R over 30 days		
(Haircuts on Securities)		
Total Deductions:	$	41,122
Regulatory Net Capital:	$	69,919
Aggregate Indebtedness (AI)	$	65,190
AI x .0667		0.0667
AI Net Capital Requirement:	$	4,348
Statutory Net Capital Requirement:	$	5,000
Current Net Capital Requirement:	$	5,000
Excess or (Deficient) Net Capital)	$	64,919
Excess Net Capital @ 1000%		63,918
Ratio of AI to Net Capital		.9324 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2018 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Lowell & Company, Inc.

LOWELL & COMPANY, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customers transactions are cleared through another broker-dealer on a fully disclosed basis and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. During the year ended December 31, 2018, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Company's Clearing Firm: Hilltop Securities



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Lowell & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lowell & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lowell & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lowell & Company, Inc. stated that Lowell & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year, December 31, 2018, without exception. Lowell & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lowell & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co, PC

Dallas, Texas
February 28, 2019



LOWELL & COMPANY, INC.

Lowell & Company Inc.'s Exemption Report

Lowell & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Lowell & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2018.

2. Lowell & Company, Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2018 to December 31, 2018, without exception.

Lowell & Company, Inc.

I, William H. Lowell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

PRESIDENT
_____
Title

February 27, 2019

♦ 4021 84th St Suite 100 ♦ Lubbock, Texas 79423 ♦ (800) 658-2148 ♦ (806)747-2644
Member FINRA and SIPC
www.lowellwealthmanagement.com



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of Lowell & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lowell & Company, Inc. and the SIPC, solely to assist you and SIPC in evaluating Lowell & Company, Inc.'s compliance with the applicable Instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Lowell & Company, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lowell & Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Lowell & Company, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co, PC

Dallas, Texas
February 28, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended December 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of

041437 FINRA DEC
LOWELL & CO INC   21*21
4021 84TH ST STE 100
LUBBOCK TX 79423-1953

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

William Lowell (806) 747-2644

2 A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$	1,629.00
B.	Less payment made with SIPC-6 filed (exclude interest)	$	888.00
	7/27/2018		
	Date Paid		
C.	Less prior overpayment applied		
D.	Assessment balance due or (overpayment)	$	741.00
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)	$	741.00
G.	PAID WITH THIS FORM: $ 741.00		
	ACH thru SIPC Assessment		
	Total (must be same as F above)		
H.	Overpayment carried forward		

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

Lowell & Company, Inc.
(Name of Corporation, Partner or other organization)

PRESIDENT
(Title)

Dated the   25   day of   January   2018

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:

Postmarked   Received   Reviewed

SIPC REVIEWER

Calculations   Documentation   Forward Copy

Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
Beginning January 1, 2018
and ending December 31, 2018
Eliminate cents

Item No.

2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$	1,510,598.00

2b.   Additions
   1 Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   2 Net loss from principal transactions in securities in trading accounts.

   3 Net loss from principal transactions in commodities in trading accounts.

   4 Interest and dividend expense deducted in determining item 2a.

   5 Net loss from management of or participation in the underwriting or distribution of securities.

   6 Expenses other than advertising, printing, registration fees and legal fees deducted in determining net   profit from management of or participation in underwriting or distribution of securities.

   7 Net loss from securities in investment accounts.

              Total Additions

2c.   Deductions

1 Revenues from the distribution of shares of a registered open end investment company or unit	$	368,099.00

   2 Revenues from commodity transactions.

   3 Commissions, floor brokerage and clearance paid to other SIPC members in connection with   securities transactions.

   4 Reimbursements for postage in connection with proxy solicitation.

   5 Net gain from securities in investment accounts.

6 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii)

7 Direct expenses of printing advertising and legal fees incurred in connection with other revenue

8 Other revenue not related either directly or indirectly to the securities business. (See Instruction C):
(See Instruction C):

9 (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income.

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $ 56,690.00

Enter the greater of line (i) or (ii)	$	56,690.00
Total deductions	$	424,789.00
2d. SIPC Net Operating Revenues	$	1,085,809.00
2e. General Assessment @ .0025	$	1,629.00
	(to page 1, line 2.A.)	